UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 3)

Endocare, Inc.

(Name of Subject Company (Issuer))

HT Acquisition, Inc.

a wholly-owned subsidiary of

HealthTronics, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29264P203

(CUSIP Number of Class of Securities)

James S.B. Whittenburg

President and Chief Executive Officer

9825 Spectrum Drive

Building 3

Austin, Texas 78717

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$18,143,494	$1,012.41***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 15,310,965 shares of Endocare common stock (the number of issued and outstanding shares of Endocare common stock as of June 7, 2009, plus the aggregate number of Endocare shares issuable upon exercise or payout of all outstanding options, warrants, restricted stock units, and deferred stock units as of such date) and (ii) the average of the high and low sales prices of Endocare common stock as reported on The NASDAQ Capital Market on June 15, 2009 ($1.185).
**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $774.75	Filing Party: HealthTronics, Inc.

Form or Registration No.: Form S-4 333-160038	Date Filed: June 17, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate Rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 17, 2009 and amended twice on July 10, 2009 by HealthTronics, Inc., a Georgia corporation (“HealthTronics”), and HT Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of HealthTronics (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share (the “Endocare Shares”), of Endocare, Inc., a Delaware corporation (“Endocare”), at the election of the holder thereof: (a) $1.35 in cash, without interest, or (b) 0.7764 of a share of common stock, no par value, of HealthTronics (“HealthTronics Common Stock”), subject in each case to proration described in the Prospectus (as defined below), the Prospectus Supplement (as defined below) and the related Letter of Election and Transmittal (as defined below).

HealthTronics has filed with the SEC a Registration Statement on Form S-4 dated June 17, 2009, relating to the offer and sale of HealthTronics Common Stock to be issued to holders of Endocare Shares in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, dated June 30, 2009 (the “Prospectus”), as supplemented by a Prospectus Supplement dated July 10, 2009 filed with the SEC on July 10, 2009 (the “Prospectus Supplement”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4)(B), (a)(4)(C) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus, the Prospectus Supplement and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by HealthTronics or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

A new Exhibit (a)(5)(D) is added to Item 12 by adding the following text in the appropriate place:

“(a)(5)(D) Press Release issued by HealthTronics, dated July 22, 2009, announcing the expiration and preliminary results of the Offer (incorporated by reference to HealthTronics’ 425 filing on July 22, 2009).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/s/ James S.B. Whittenburg
Name:	James S.B. Whittenburg
Title:	President and Chief Executive Officer
Date:	July 22, 2009

HT ACQUISITION, INC.

By:	/s/ James S.B. Whittenburg
Name:	James S.B. Whittenburg
Title:	President
Date:	July 22, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal.*

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(4)	Prospectus registering the offer and sale of HealthTronics Common Stock to be issued in the Offer (incorporated by reference to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(4)(B)	Prospectus regarding the offer and sale of HealthTronics Common Stock to be issued in the Offer (incorporated by reference to HealthTronics’ Prospectus filed under Rule 424(b)(3) of the Securities Act of 1933 on July 8, 2009).

(a)(4)(C)	Prospectus Supplement, dated July 10, 2009 (incorporated by reference to HealthTronics’ Prospectus filed under Rule 424(b)(3) of the Securities Act of 1933 on July 10, 2009)

(a)(5)(A)	Joint Press Release issued by HealthTronics and Endocare, dated June 8, 2009, announcing the execution of the Agreement and Plan of Merger among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 99.2 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(a)(5)(B)	PowerPoint presentation made to certain Endocare Employees (incorporated by reference to HealthTronics’ 425 filing on June 9, 2009).

(a)(5)(C)	Joint Press Release issued by HealthTronics and Endocare, dated June 17, 2009, announcing the commencement of the Offer (incorporated by reference to HealthTronics’ 425 filing on June 17, 2009).

(a)(5)(D)	Press Release issued by HealthTronics, dated July 22, 2009, announcing the expiration and preliminary results of the Offer (incorporated by reference to HealthTronics’ 425 filing on July 22, 2009).

(b)(1)	Credit Agreement, dated as of March 23, 2005, among HealthTronics, Inc. the lenders party thereto, Bank of America, N.A., as Syndication Agent, and JPMorgan Chase Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10.1 of HealthTronics’ 10-Q filed with the Securities and Exchange Commission on November 8, 2005).

(b)(2)	First Amendment to Credit Agreement, dated as of April 14, 2008, by and among HealthTronics, Inc., the lenders party thereto, JPMorgan Chase Bank, National Association, and the other parties thereto (incorporated by reference to Exhibit 10.1 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(b)(3)	Second Amendment to Credit Agreement, dated as of October 10, 2008, by and among HealthTronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 2.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(d)(2)	Tender and Voting Agreement, dated as of June 7, 2009, among HealthTronics and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(h)	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

*	Previously filed.

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